Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(in thousands)	2015	2014	2013	2012	2011

Pretax income from continuing operations	$4,519	$(48,120)	$51,067	$54,158	$32,849

Distributed income of equity investees	—	843	998	1,480	—

Fixed charges	120,820	124,491	121,770	113,852	107,975

Earnings	125,339	77,214	173,835	169,490	140,824

Interest	113,348	114,053	111,064	103,500	98,561

Amortization of charges and other	7,472	10,438	10,706	10,352	9,414

Fixed Charges	120,820	124,491	121,770	113,852	107,975

Ratio of Earnings to Fixed Charges	1.04	n/a	1.43	1.49	1.30

Coverage Deficiency	n/a	47,277	n/a	n/a	n/a